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                                                                    EXHIBIT 99.1


OZEMAIL COMPLETES ACQUISITION OF ACCESS ONE

SYDNEY -- November 25, 1997 -- OzEmail Limited (Nasdaq: OZEMY) ("the Company") today announced it has completed the acquisition of Access One Pty Limited, the Internet Business of Solution 6 Holdings Limited.

The transaction was completed through the payment of $A5 million ($US3.5 million) and on the basis of the issue of 10,000,000 ordinary $A0.004 shares (or 1,000,000 American Depositary Shares, approximately 8.6% of the expanded ordinary share capital). The total amount of ordinary shares issued represents 50,000 less than previously expected due to adjustments made pursuant to the two weeks due diligence process. 7,200,000 of such shares have been issued today, with the balance to be issued on satisfaction of certain conditions set out in documents previously filed at the Securities and Exchange Commission.

Solution 6 as part of the transaction has granted to OzEmail a call option to acquire 4.16 million ordinary shares at an exercise price of $A0.75 any time during the next three years. As at the close of trading on the Australian Stock Exchange on Tuesday, November 25, Australian eastern summer time, the share price of Solution 6 was $A0.85 per share.

Additionally, Mr Chris Tyler, the Chief Executive of Solution 6, has been invited to join the OzEmail Board of Directors. His election to the Board will raise the number of Directors to six.

"We are delighted to complete the acquisition of Access One," said Sean Howard, OzEmail's Chief Executive Officer. "This an exciting step for OzEmail, with the acquisition consolidating our position as the leader in the Australian Internet market. Combining the resources and expertise of both companies, we believe that we will build premium services that deliver comprehensive and leading edge Internet offerings coupled with first class customer service for all Australians."

"We are also looking forward to the savings which we believe may be generated through the elimination of duplicated infrastructure between our respective companies," Mr Howard concluded.

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunications carriers, management of growth, customer turnover, technological change, governmental regulation, unauthorised use of proprietary technology, system failures and a variety of stock market-related risks.

For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company files from time to time with the Securities and Exchange Commission including its registration statement on Form F-1 dated May 28, 1996 and Form 10-Q for the quarter ended June 1997 filed with the Securities and Exchange Commission and Form 10-K for the year ended December 1996 filed with the Securities and Exchange Commission.